EXHIBIT 4.3

                           MEDICAL NUTRITION USA, INC.
                       2003 OMNIBUS EQUITY INCENTIVE PLAN

                          NOTICE OF STOCK OPTION GRANT

     You have been granted the following option to purchase shares of the Common Stock of Medical Nutrition USA, Inc. (the "Company"):

     Name of Optionee:

     Total Number of Shares:

     Type of Option:                    <<ISO>> Incentive Stock Option
                                        <<NSO>> Non-Statutory Stock Option

     Exercise Price Per Share:

     Date of Grant:

     Vesting Commencement Date:

     Vesting Schedule:                  This option becomes exercisable with
                                        respect to the following: options shall
                                        vest over three years at the rate of
                                        one-third (33 1/3%) per year so long as
                                        the optionee shall remain an employee of the Company.

     Expiration Date:                   This option expires earlier if your
                                        Service terminates earlier, as described in the Stock Option Agreement.

     You and the Company agree that this option is granted under and governed by the terms and conditions of the 2003 Omnibus Equity Incentive Plan (the "Plan") and the Stock Option Agreement, both of which are attached to and made a part of this document.

     You further agree that the Company may deliver by email all documents relating to the Plan or this option (including, without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a web site maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a web site, it will notify you by email.

OPTIONEE:                               MEDICAL NUTRITION USA, INC.

                                        By:
----------------------------------         -------------------------------------
                                        Title: Chairman, Chief Executive Officer
----------------------------------             ---------------------------------

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                           Medical Nutrition USA, Inc.
                       2003 Omnibus Equity Incentive Plan

                             Stock Option Agreement

Tax Treatment       This option is intended to be an incentive stock option
                    under section 422 of the Internal Revenue Code or a nonstatutory stock option, as provided in the Notice of Stock Option Grant.

Vesting This option becomes exercisable in installments, as shown in the Notice of Stock Option Grant. In addition, this option becomes exercisable in full if either of the following events occurs:

                    o Your Service terminates because of retirement at or after age 70, total and permanent disability, or death, or

                    o The Company is subject to a "Change in Control" (as defined in the Plan) before your Service terminates,.

                    This option will in no event become exercisable for additional shares after your Service has terminated for any reason.

Term This option expires in any event at the close of business at Company headquarters on the day before the 10th anniversary of the Date of Grant, as shown in the Notice of Stock Option Grant. (It will expire earlier if your Service terminates, as described below.)

Regular             If your Service terminates for any reason except death or
Termination         total and permanent disability, then this option will expire at the close of business at Company headquarters on the date three months after your termination date. The Company determines when your Service terminates for this purpose.

Death If you die before your Service terminates, then this option will expire at the close of business at Company headquarters on the date 12 months after the date of death.

Disability          If your Service terminates because of your total and
                    permanent disability, then this option will expire at the close of business at Company headquarters on the date 12 months after your termination date.

                    For all purposes under this Agreement, "total and permanent disability" means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.

Leaves of           For purposes of this option, your Service does not terminate
Absence and         when you go on a military leave, a sick leave or another
Part-Time Work      bona fide leave of absence, if the leave was approved by the
                    Company in writing and if continued crediting of Service is required by the terms of the leave or by applicable law. But your Service terminates when the approved leave ends, unless you immediately return to active work.

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                    If you go on a leave of absence, then the vesting schedule specified in the Notice of Stock Option Grant may be adjusted in accordance with the Company's leave of absence policy or the terms of your leave. If you commence working on a part-time basis, then the vesting schedule specified in the Notice of Stock Option Grant may be adjusted in accordance with the Company's part-time work policy or the terms of an agreement between you and the Company pertaining to your part-time schedule.

Restrictions on     The Company will not permit anyone to exercise this option
Exercise            if the issuance of shares at that time would violate any law or regulation.

Notice of Exercise  When you wish to exercise this option, you must notify the
                    Company by filing the proper "Notice of Exercise" form at the address given on the form. Your notice must specify how many shares you wish to purchase. Your notice must also specify how your shares should be registered. The notice will be effective when the Company receives it.

                    If another person wants to exercise this option after it has been transferred to him or her, that person must prove to the Company's satisfaction that he or she is entitled to exercise this option. That person must also complete the proper "Notice of Exercise" form (as described above) and pay the exercise price (as described below).

Form of Payment     When you submit your notice of exercise, you must include
                    payment of the option exercise price for the shares that you are purchasing. Payment may be made in one (or a combination of two or more) of the following forms:

                    o   Your personal check, a cashier's check or a money order.

                    o Certificates for shares of Company stock that you own, along with any forms needed to effect a transfer of those shares to the Company. The value of the shares, determined as of the effective date of the option exercise, will be applied to the option exercise price. Instead of surrendering shares of Company stock, you may attest to the ownership of those shares on a form provided by the Company and have the same number of shares subtracted from the option shares issued to you. However, you may not surrender, or attest to the ownership of, shares of Company stock in payment of the exercise price if your action would cause the Company to recognize compensation expense (or additional compensation expense) with respect to this option for financial reporting purposes.

                    o Irrevocable directions to a securities broker approved by the Company to sell all or part of your option shares and to deliver to the Company from the sale proceeds an amount sufficient to pay the option exercise price and any withholding taxes. (The balance of the sale proceeds, if any, will be delivered to you.) The directions must be given by signing a special "Notice of Exercise" form provided by the Company.

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Withholding         You will not be allowed to exercise this option unless you
Taxes and Stock     make arrangements acceptable to the Company to pay any
Withholding         withholding taxes that may be due as a result of the option exercise. With the Company's consent, these arrangements may include withholding shares of Company stock that otherwise would be issued to you when you exercise this option. The value of these shares, determined as of the effective date of the option exercise, will be applied to the withholding taxes.

Restrictions        You agree not to sell any option shares at a time when
on Resale           applicable laws, Company policies or an agreement between
                    the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

Transfer of         In general, only you may exercise this option prior to your
Option              death. You may not transfer or assign this option, except as provided below. For instance, you may not sell this option or use it as security for a loan. If you attempt to do any of these things, this option will immediately become invalid. You may, however, dispose of this option in your will or in a beneficiary designation.

                    However, if this option is designated as a nonstatutory stock option in the Notice of Stock Option Grant, then the "Committee" (as defined in the Plan) may, in its sole discretion, allow you to transfer this option as a gift to one or more family members. For purposes of this Agreement, "family member" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law (including adoptive relationships), any individual sharing your household (other than a tenant or employee), a trust in which one or more of these individuals have more than 50% of the beneficial interest, a foundation in which you or one or more of these persons control the management of assets, and any entity in which you or one or more of these persons own more than 50% of the voting interest.

                    In addition, if this option is designated as a nonstatutory stock option in the Notice of Stock Option Grant, then the Committee may, in its sole discretion, allow you to transfer this option to your spouse or former spouse pursuant to a domestic relations order in settlement of marital property rights.

                    The Committee will allow you to transfer this option only if both you and the transferee(s) execute the forms prescribed by the Committee, which include the consent of the transferee(s) to be bound by this Agreement.

Retention Rights    Your option or this Agreement does not give you the right to be retained by the Company or a subsidiary of the Company in any capacity. The Company and its subsidiaries reserve the right to terminate your Service at any time, with or without cause.

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Stockholder         You (or your estate, heirs or transferee) have no rights as
Rights a stockholder of the Company until you (or your estate, heirs or transferee) have exercised this option by giving the required notice to the Company and paying the exercise price. No adjustments are made for dividends or other rights if the applicable record date occurs before this option is exercised, except as described in the Plan.

Adjustments         In the event of a stock split, a stock dividend or a similar change in Company stock, the number of shares covered by this option and the exercise price per share may be adjusted pursuant to the Plan.

Applicable Law      This Agreement will be interpreted and enforced under the
                    laws of the State of Delaware (without regard to their choice-of-law provisions).

The Plan and        The text of the Plan is incorporated in this Agreement by
Other Agreements    reference. This Agreement and the Plan constitute the entire understanding between you and the Company regarding this option. Any prior agreements, commitments or negotiations concerning this option are superseded. This Agreement may be amended only by another written agreement between the parties.

      BY SIGNING THE COVER SHEET OF THIS AGREEMENT, YOU AGREE TO ALL OF THE
              TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.

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